Exhibit 99.1

Financial & Operating Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$6,404	$23,891	$57,918	$62,798
Basic income per share	$0.08	$0.31	$0.72	$0.82
Mine operating earnings(1)	$15,469	$29,125	$103,103	$75,416
Cash flow from operations (excluding changes in non-cash operating working capital)	$20,826	$33,340	$111,500	$78,622
Capital spending and purchase of mineral interests	$57,107	$29,732	$162,425	$88,870
Cash and short-term investments	$90,884	$153,047	$90,884	$153,047
Net working capital	$167,417	$207,350	$167,417	$207,350

Tonnes milled	903,558	883,396	2,779,830	2,297,174
Silver – ounces	4,857,840	4,453,729	14,068,379	12,017,564
Zinc – tonnes	9,648	10,221	29,002	29,706
Lead – tonnes	3,967	4,159	12,241	11,909
Copper – tonnes	1,514	1,544	4,461	4,127
Gold – ounces	6,499	5,497	20,078	15,756

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce(2)	$6.61	$3.32	$5.22	$2.95
Total production cost per ounce(2)	$9.53	$5.65	$8.04	$5.09

Payable ounces of silver	4,574,988	4,136,221	13,215,617	11,122,324

Average Metal Prices
Silver – London Fixing per ounce	$15.07	$12.70	$16.58	$13.11
Zinc – LME Cash Settlement per tonne	$1,773	$3,238	$2,099	$3,452
Lead – LME Cash Settlement per tonne	$1,912	$3,141	$2,366	$2,373
Copper – LME Cash Settlement per tonne	$7,693	$7,713	$7,966	$7,087
Gold – London Fixing per ounce	$871	$680	$897	$666

(1)
Mine operating earnings is a non-GAAP measure.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

(2)
Total cash cost per ounce and total production cost per ounce are non-GAAP measurements and investors are cautioned not to place undue reliance on them and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes.  In addition, see the reconciliation of operating costs to “Cash Cost per Ounce of Payable Silver” set forth in the Management Discussion and Analysis.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	September 30,	December 31,
	2008	2007

Assets
Current
Cash and cash equivalents	$64,425	$51,915
Short-term investments (note 6)	26,459	55,400
Accounts receivable, net of $ Nil provision for doubtful accounts	69,215	68,600
Inventories and stockpiled ore (note 7)	66,455	51,737
Unrealized gain on commodity and foreign currency contracts (note 16)	6,163	5,502
Future income taxes	4,517	8,388
Prepaid expenses and other	3,434	3,376
Total Current Assets	240,668	244,918

Mineral property, plant and equipment, net (note 8)	639,596	500,284
Other assets (note 9)	32,568	17,701
Total Assets	$912,832	$762,903

Liabilities
Current
Accounts payable and accrued liabilities (note 10)	$57,731	$53,736
Taxes payable	5,851	1,771
Unrealized loss on commodity and foreign currency contracts (note 16)	4,783	27
Other current liabilities	4,886	3,047
Total Current Liabilities	73,251	58,581

Provision for asset retirement and reclamation	56,825	50,370
Future income taxes	57,206	48,698
Other liabilities	-	151
Total Liabilities	187,282	157,800

Non-controlling interests	5,918	5,486
Shareholders’ equity
Share capital (authorized 200,000,000 common shares of no par value)	655,517	592,402
Contributed surplus	3,814	14,233
Accumulated other comprehensive income (loss)	751	(8,650)
Retained earnings	59,550	1,632
Total Shareholders’ Equity	719,632	599,617
Total Liabilities, Non-controlling interests and Shareholders’ Equity	$912,832	$762,903

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited In thousands of US dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Sales	$79,493	$87,907	$292,322	$215,175
Cost of sales	52,807	49,233	155,419	118,994
Depreciation and amortization	11,217	9,549	33,800	20,765
Mine operating earnings	15,469	29,125	103,103	75,416

General and administrative	2,305	1,860	7,652	6,402
Exploration and project development	1,507	101	3,229	1,370
Asset retirement and reclamation	672	790	2,015	2,186
Operating earnings	10,985	26,374	90,207	65,458
Interest and financing income (expenses)	(165)	(140)	(783)	(414)
Investment and other income	949	1,495	2,426	5,240
Foreign exchange gain (loss)	(2,900)	273	(5,102)	297
Net gains (losses) on commodity and foreign currency contracts (note 16)	3,718	613	4,195	1,340
Gains (Losses) on sale of assets	(94)	2,250	1,004	12,500
Income before taxes and non-controlling interest	12,493	30,865	91,947	84,421
Income tax provision	(5,988)	(6,246)	(32,936)	(19,006)
Non-controlling interests	(101)	(728)	(1,093)	(2,617)
Net income for the period	$6,404	$23,891	$57,918	$62,798

Earnings per share:

Basic income per share	$0.08	$0.31	$0.72	$0.82
Diluted income per share	$0.08	$0.30	$0.71	$0.79

Weighted average number of shares outstanding
(in thousands)
Basic	80,786	76,482	80,851	76,406
Diluted	80,966	79,093	81,528	79,257

Consolidated Statements of Comprehensive Income
(Unaudited In thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Comprehensive income
Net income for the period	$6,404	$23,891	$57,918	$62,798
Unrealized gain/(loss) on available for sale securities	(1,195)	9,406	10,712	10,997
Reclassification adjustment for (gains) and losses included in net income	(717)	(486)	(1,311)	(841)
Comprehensive income	$4,492	$32,811	$67,319	$72,954

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited In thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Operating activities
Net income for the period	$6,404	$23,891	$57,918	$62,798
Reclamation expenditures	(39)	(243)	(167)	(713)
Items not affecting cash:
Depreciation and amortization	11,217	9,549	33,800	20,765
Asset retirement and reclamation accretion	672	790	2,015	2,186
Losses (gains) on sale of assets	94	(2,250)	(1,004)	(12,500)
Future income taxes	2,913	466	9,038	2,546
Unrealized losses (gains) on foreign exchange	(679)	-	3,236	-
Non-controlling interests	101	728	1,093	2,617
Unrealized losses (gains) on commodity and foreign currency contracts	(372)	(50)	4,095	(427)
Stock-based compensation	515	459	1,476	1,350
Changes in non-cash operating working capital (note 13)	1,881	(13,117)	(18,535)	(37,969)
Cash generated by operating activities	22,707	20,223	92,965	40,653

Investing activities
Mining property, plant and equipment expenditures (net
of accruals)	(57,107)	(29,732)	(162,425)	(82,625)
Purchase of additional 40 percent interest in San Vicente (net of cash acquired of $1.9 million)	-	-		(6,245)
Proceeds from sale of short-term investments	24,819	3,069	39,481	26,962
Proceeds from sale of assets	160	-	9,610	10,250
Purchase of other assets	(4,147)	(2,753)	(16,293)	(7,682)
Cash used in investing activities	(36,275)	(29,416)	(129,627)	(59,340)

Financing activities
Proceeds from issuance of common shares (note 11)	-	97	50,841	3,354
Dividends paid by subsidiaries to non controlling interests	-	(41)	(2,626)	(2,347)
Contributions received for advances	(103)	(876)	957	3,173
Cash (used in) generated by financing activities	(103)	(820)	49,172	4,180

Increase (decrease) in cash and cash equivalents during the period	(13,671)	(10,013)	12,510	(14,507)
Cash and cash equivalents, beginning of period	78,096	75,853	51,915	80,347
Cash and cash equivalents, end of period	$64,425	$65,840	$64,425	$65,840

Supplemental Disclosures (note 14)
Interest paid	$-	$-	$-	$-

Taxes paid	$6,426	$7,787	$22,752	$36,047

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Shareholders’ Equity
for the nine months ended September 30, 2008 and 2007
(Unaudited In thousands of US dollars, except for amounts of shares)

	Common Shares			Accumulated Other Comprehensive
	Shares	Amount	Contributed Surplus	Income	Retained Earnings	Total

Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310	(651)	-	-	2,659
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	877
Stock-based compensation on options granted	-	-	976	-	-	976
Other comprehensive income	-	-	-	9,401	-	9,401
Net income for the period	-	-	-	-	57,918	57,918
Balance September 30, 2008	80,786,107	$655,517	$3,814	$751	$59,550	$719,632

	Common Shares		Additional	Accumulated Other Comprehensive
	Shares	Amount	Paid in Capital	Income	Deficit	Total

Balance, December 31, 2006	76,195,426	$584,769	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	247,631	4,118	(981)	-	-	3,137
Issued on the exercise of share purchase warrants	20,291	265	(47)	-	-	218
Issued as compensation	33,823	895	-	-	-	895
Stock-based compensation on options granted	-	-	996	-	-	996
Cumulative impact of change in accounting policy (note 3)	-	-	-	153	-	153
Other comprehensive income	-	-	-	10,156	-	10,156
Net income for the period	-	-	-	-	62,798	62,798
Balance September 30, 2007	76,497,171	$590,047	$14,453	$10,309	$(24,430)	$590,379

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia.  The Company has current project development activities in Argentina and Bolivia, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)            Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2007.

b)            Principles of Consolidation:

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	89.4%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project
Compañía Minera PAS (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated on consolidation.

3.         Changes in Accounting Policy

On January 1, 2008, the Company adopted four new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments-Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cashflows.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Section 1535 “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed.  These standards require a company to disclose their objectives, policies and processes for managing capital along with summary quantitative data about what it manages as capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance.

Section 3031, “Inventories”, replaces the existing inventories standard.  The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment.  The adoption of this standard does not have a material impact on the Company’s Consolidated Financial Statements.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, replaces Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and in addition requires companies to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the company is exposed to during the period and at the balance sheet date, and how the company manages those risks.  The new presentation standard carries forward the former presentation requirements.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings less accumulated other comprehensive loss.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

5.	Financial Instruments
Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are credit risk, foreign exchange rate risk, liquidity risk and metal price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company’s exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer.  The Company generally does not require collateral for sales.  The Company takes into consideration the customer’s payment history, their credit worthiness and the then current economic environment in which the customer operates to assess impairment.  The Company closely

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

monitors extensions of credit and has not experienced significant credit losses in the past.  At September 30, 2008 and December 31, 2007, the Company has had no material past due trade receivables.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.  The Company invests its cash and short term investments with counterparties that are of high credit quality.

Foreign Exchange Rate Risk:

The Company reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  In order to mitigate this exposure, from time to time the Company has purchased Peruvian nuevos soles, Mexican pesos, and Canadian dollars to match anticipated spending.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, cash equivalents, and short term investments.

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at September 30, 2008:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$2,028	$1,413	$615	-	-
Purchase Obligations (1)	10,966	10,966	-	-	-
Retention Program (2)	10,275	2,569	7,706	-	-
Total contractual obligations	$23,269	$14,948	$8,321	-	-

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at September 30, 2008, which will be incurred during 2008.

(2)	Contract commitments for retention program initiated in June 2008.

The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

The Company markets its products in the United Kingdom, the US and other jurisdictions, including Peru, and as a result, is subject to currency risk.  Substantially all of the Company’s sales are in U.S. dollars. The Company does not hedge the risk related to fluctuations in the exchange rate between the U.S. and Canadian dollar from the date of the sales transactions to the collection date due to the short term nature of this exposure.

Fair value of financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, taxes receivable and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.	Short term investments and other investments

	September 30, 2008			December 31, 2007
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$26,459	$27,190	$(731)	$55,400	$66,670	$(11,270)
Investments (1)	1,887	$405	1,482	3,025	405	2,620
	$28,346	$27,595	$751	$58,425	$67,075	$(8,650)

(1)            Investments in other mining companies are presented in other assets on the balance sheet.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

7.	Inventories and stockpiled ore

Inventories consist of:

	September 30, 2008	December 31, 2007
Concentrate inventory	$11,735	$14,617
Stockpile ore	14,967	7,790
Direct smelting ore	1,633	1,830
Doré and finished inventory	12,747	11,356
Materials and supplies	26,555	17,523
	67,637	53,116
Less: non-current direct smelting ore (Note 9)	(1,182)	(1,379)
	$66,455	$51,737

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:

	September 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$81,235	$(29,585)	$51,650	$71,781	$(23,956)	$47,825
Morococha mine, Peru	81,920	(17,109)	64,811	65,495	(13,843)	51,652
Quiruvilca mine, Peru	27,320	(13,590)	13,730	24,364	(15,912)	8,452
Alamo Dorado mine, Mexico	180,182	(37,771)	142,411	180,249	(16,802)	163,447
La Colorada mine, Mexico	49,849	(19,057)	30,792	39,010	(13,564)	25,446
Manantial Espejo project, Argentina	6,262	(5,820)	442	6,388	(3,724)	2,664
San Vicente mine, Bolivia	8,904	(3,605)	5,299	9,002	(3,229)	5,773
Other	1,728	(983)	745	1,461	(802)	659

TOTAL	$437,400	$(127,520)	$309,880	$397,750	$(91,832)	$305,918

Construction in progress:
Manantial Espejo, Argentina			$178,085			$84,533
San Vicente, Bolivia			50,607			11,448
TOTAL			$228,692			$95,981

Non-producing properties:
Morococha, Peru	$19,664	$23,135
Manantial Espejo project, Argentina	66,077	63,543
San Vicente, Bolivia	13,797	10,224
Other	1,486	1,483
TOTAL Non-producing properties	$101,024	$98,385
TOTAL Mineral Property, Plant and Equipment	$639,596	$500,284

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

9.	Other Assets

Other assets consist of:

	September 30, 2008	December 31, 2007
Long-term receivable	$29,369	$13,006
Reclamation bonds	130	291
Other investments	1,887	3,025
Non-current direct smelting ore	1,182	1,379
	$32,568	$17,701

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	September 30, 2008	December 31, 2007
Trade accounts payable	$25,138	$29,144
Payroll and related benefits	10,795	10,487
Royalties	1,131	96
Capital leases	2,028	1,505
Construction accruals	6,088	5,388
Provisions and other liabilities	12,551	7,116
	$57,731	$53,736

11.	Share Capital and Stock Compensation Plan

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2006	919,415	$13.69	4,040,213	$12.32	4,959,628

Granted	158,983	$28.41	-	$-	158,983
Exercised	(403,297)	$13.14	(30,105)	$12.00	(433,402)
Expired	(32,833)	$9.41			(32,833)
Cancelled	(21,709)	$22.86	-	$-	(21,709)
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Cancelled	(21,986)	$31.46	-	$-	(21,986)
As at September 30, 2008	616,259	$21.92	-	$-	616,259

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Warrants exercised:

In the first quarter of 2008, holders of share purchase warrants issued in connection with the purchase of Corner Bay Silver exercised 3,713,235 warrants for net proceeds to the Company of approximately $43.9 million.  In the same quarter, 255,781 share purchase warrants issued to International Finance Corporation (“IFC”) in 2005 were also exercised for net proceeds of $4.3 million.

Long Term Incentive Plan:

On January 10, 2008 the Company awarded 15,343 shares of common stock with a two year holding period and granted 147,057 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 3.5 per cent, weighted average volatility of 42.0 per cent, expected lives ranging from 1.5 to 3 years, and an exercise price of Cdn $36.66 per share.  The weighted average fair value of each option was determined to be Cdn $11.30.

On May 22, 2008 the Company awarded 9,726 shares of common stock to its Directors as compensation.  These shares have no holding period.

During the three months ended September 30, 2008, no common shares were issued for (September 30, 2007 – 2,463 for proceeds of $0.04 million) in connection with the exercise of options under the plan.

During the nine months ended September 30, 2008, 129,371 common shares were issued for proceeds of $2.6 million (September 30, 2007 – 247,631 and $3.1million) in connection with the exercise of options under the plan.

For the three and nine months ended September 30, 2008, the total stock-based compensation expense recognized in the statement of operations was $0.5 million and $1.5 million (September 30, 2007 - $0.5 million and $1.4 million), respectively.

Share Option Plan:

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2008.  The options agreements are in Canadian dollar (“Cdn”) amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at September 30, 2008	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at Sept. 30, 2008	Weighted Average Exercise Price Cdn$
$5.00	165,000	25.48	$5.00	165,000	$5.00
$18.80 - $22.04	169,547	19.96	$20.67	125,649	$20.23
$26.77 - $28.41	130,749	42.45	$28.30	37,317	$28.04
$33.00 - $36.66	150,963	46.73	$36.30	15,000	$33.00
	616,259	32.77	$21.92	342,966	$14.31

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

12.	Earnings Per Share (Basic and Diluted)

For the three months ended September 30	2008			2007
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$6,404			$23,891

Basic EPS	$6,404	80,786	$0.08	$23,891	76,482	$0.31
Effect of Dilutive Securities:		180
Stock Options				-	346
Warrants				-	2,265

Diluted EPS	$6,404	80,966	$0.08	$23,891	79,093	$0.30

For the nine months ended September 30	2008			2007
	Income (Numerator)	Shares (Denominator)	EPS	Income (Numerator)	Shares (Denominator)	EPS
Net Income Available to Common Shareholders	$57,918			$62,798

Basic EPS	$57,918	80,051	$0.72	$62,798	76,406	$0.82
Effect of Dilutive Securities:
Stock Options		162		-	444
Warrants		1,314		-	2,407

Diluted EPS	$57,918	81,527	$0.71	$62,798	79,257	$0.79

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the periods ended September 30, 2008 and 2007.

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Accounts receivable	$8,873	$(8,962)	$(5,280)	$(2,622)
Inventories	(3,797)	(232)	(13,852)	(13,848)
Prepaid expenses	147	416	(57)	(1,373)
Accounts payable and accrued liabilities	(3,310)	(4,339)	2,866	(20,097)
Other current liabilities	(32)	-	(2,212)	(29)
	$1,881	$(13,117)	$(18,535)	$(37,969)

14.	Supplemental Cash Flow Information

	Three Months Ended		Nine Month Ended
	September 30		September 30
	2008	2007	2008	2007
Common shares issued as compensation expense	$-	$262	$877	$895

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

15.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

	For three months ended September 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$16,100	$13,770	$10,756	$-	$23,559	$13,431	$-	$1,877	$-	$79,493
Depreciation and amortization	$(951)	$(1,122)	$(612)	$(36)	$(6,448)	$(1,799)	$-	$(225)	$(24)	$(11,217)
Asset retirement and reclamation	$(144)	$(90)	$(261)	$-	$(96)	$(81)	$-	$-	$-	$(672)
Exploration and project development	$-	$-	$-	$(141)	$(679)	$-	$(217)	$(94)	$(376)	$(1,507)
Interest and financing expense	$(57)	$(49)	$(38)	$-	$-	$-	$-	$(8)	$(13)	$(165)
Gain (loss) on sale of assets	$-	$(25)	$(2)	$-	$(120)	$-	$-	$53	$-	$(94)
Investment and other income and expense	$(306)	$375	$(52)	$1	$(262)	$213	$172	$8	$800	$949
Foreign exchange gain (loss)	$8	$(342)	$13	$19	$991	$(106)	$(918)	$211	$(2,776)	$(2,900)
Net gains (loss) on commodity and foreign currency contracts	$420	$(242)	$264	$-	$-	$-	$-	$-	$3,276	$3,718
Income (loss) before income taxes	$(84)	$1,841	$758	$51	$7,002	$2,684	$(963)	$1,048	$55	$12,392
Net income for the period	$2,460	$145	$(2,254)	$57	$7,158	$175	$(2,348)	$956	$55	$6,404
Capital expenditures	$3,965	$4,167	$770	$140	$761	$3,672	$29,409	$14,178	$45	$57,107
Segment assets	$60,371	$102,113	$58,531	$1,958	$192,130	$56,521	$296,396	$91,289	$53,523	$912,832
Long-lived assets	$51,078	$84,475	$13,730	$572	$142,411	$30,792	$244,604	$69,703	$2,231	$639,596

	For three months ended September 30, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$21,644	$22,845	$14,638	$-	$14,359	$12,548	$-	$1,873	$-	$87,907
Depreciation and amortization	$(947)	$(1,454)	$(477)	$(24)	$(4,295)	$(1,899)	$-	$(432)	$(21)	$(9,549)
Asset retirement and reclamation	$(150)	$(120)	$(287)	$-	$(154)	$(79)	$-	$-	$-	$(790)
Exploration and project development	$-	$(2)	$-	$(110)	$(61)	$-	$(29)	$12	$89	$(101)
Interest and financing expense	$(43)	$(47)	$(33)	$-	$-	$-	$-	$-	$(17)	$(140)
Gain (loss) on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$2,250	$2,250
Investment and other income and expense	$118	$678	$(54)	$36	$6	$35	$16	$185	$475	$1,495
Foreign exchange gain (loss)	$(103)	$(79)	$(99)	$(23)	$(20)	$(44)	$(249)	$31	$859	$273
Net gains (loss) on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$613	$613
Income (loss) before income taxes	$8,842	$8,108	$5,435	$126	$3,219	$2,051	$(262)	$(362)	$2,980	$30,137
Net income for the period	$5,692	$5,505	$3,467	$87	$2,956	$1,416	$(493)	$1,113	$4,148	$23,891
Capital expenditures	$5,412	$3,879	$(770)	$138	$144	$2,823	$16,392	$3,018	$(1,304)	$29,732
Segment assets	$9,439	$106,907	$92,883	$1,751	$198,003	$46,119	$144,065	$30,852	$124,189	$754,208
Long-lived assets	$43,521	$70,891	$6,343	$333	$168,824	$26,017	$129,766	$18,660	$2,010	$466,365

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

	For nine months ended September 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$62,144	$58,554	$32,425	$-	$84,669	$48,203	$-	$6,327	$-	$292,322
Depreciation and amortization	$(2,650)	$(3,486)	$(1,318)	$(110)	$(20,070)	$(5,369)	$-	$(726)	$(71)	$(33,800)
Asset retirement and reclamation	$(431)	$(271)	$(782)	$-	$(287)	$(244)	$-	$-	$-	$(2,015)
Exploration expense	$-	$-	$-	$(377)	$(1,635)	$-	$(306)	$(97)	$(814)	$(3,229)
Interest and financing expense	$(143)	$(166)	$(122)	$-	$(55)	$-	$-	$(13)	$(284)	$(783)
Gain (loss) on sale of assets	$-	$(25)	$(2)	$-	$(121)	$-	$-	$53	$1,099	$1,004
Investment and other income and expense	$(669)	$1,423	$(329)	$55	$(245)	$249	$83	$26	$1,833	$2,426
Foreign exchange gain (loss)	$(490)	$(3,661)	$(375)	$(2)	$771	$104	$44	$362	$(1,855)	$(5,102)
Net gains (loss) on commodity and foreign currency contracts	$181	$(623)	$328	$-	$-	$-	$-	$-	$4,309	$4,195
Income (loss) before income taxes	$17,770	$14,265	$6,555	$253	$30,499	$15,954	$(179)	$2,451	$3,286	$90,854
Net income for the period	$12,683	$8,258	$3,458	$253	$20,393	$9,463	$(1,844)	$1,968	$3,286	$57,918
Capital expenditures	$9,035	$12,403	$3,723	$1,062	$1,636	$10,838	$89,421	$34,244	$63	$162,425
Segment assets	$60,371	$102,113	$58,531	$1,958	$192,130	$56,521	$296,396	$91,289	$53,523	$912,832
Long-lived assets	$51,078	$84,475	$13,730	$572	$142,411	$30,792	$244,604	$69,703	$2,231	$639,596

	For nine months ended September 30, 2007
	Peru				Mexico			Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada		Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$54,253	$61,766	$28,267	$-	$22,213		$40,907	$-	$7,769	$-	$215,175
Depreciation and amortization	$(2,633)	$(3,759)	$(951)	$(71)	$(6,712)		$(5,347)	$-	$(1,235)	$(57)	$(20,765)
Asset retirement and reclamation	$(448)	$(362)	$(863)	$-	$(277)		$(236)	$-	$-	$-	$(2,186)
Interest and financing expense	$(121)	$(139)	$(129)	$-	$-		$-	$-	$-	$(25)	$(414)
Gain (loss) on sale of assets	$-	$-	$-	$-	$-		$-	$-	$-	$12,500	$12,500
Exploration and project development	$-	$(157)	$434	$(301)	$(486)		$-	$(182)	$9	$(687)	$(1,370)
Investment and other income and expense	$335	$1,682	$(40)	$109	$260		$85	$81	$188	$2,540	$5,240
Foreign exchange gain (loss)	$(122)	$(312)	$(99)	$83	$136		$(99)	$(317)	$45	$982	$297
Net gains (loss) on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$		$-	$-	$1,340	$1,340
Income (loss) before income taxes	$21,943	$23,854	$9,772	$353	$4,037		$9,623	$(418)	$666	$11,974	$81,804
Net income for the period	$14,648	$15,829	$8,161	$251	$3,205		$6,816	$(415)	$1,680	$12,623	$62,798
Capital expenditures	$5,412	$9,675	$2,584	$215	$9,764		$7,491	$40,693	$11,198	$1,838	$88,870
Segment assets	$9,439	$106,907	$92,883	$1,751	$198,003		$46,119	$144,065	$30,852	$124,189	$754,208
Long-lived assets	$43,521	$70,891	$6,343	$333	$168,824		$26,017	$129,766	$18,660	$2,010	$466,365

	Three month Ended		Nine month Ended
	September 30,		September 30,
Product Revenue	2008	2007	2008	2007
Silver	$29,629	$21,511	$105,999	$48,425
Zinc concentrate	11,059	19,068	32,884	47,455
Lead concentrate	19,928	27,634	73,445	54,081
Copper Concentrate	20,195	21,166	82,193	67,923
Pyrite	700	725	2,120	2,470
Royalties	(2,017)	(2,197)	(4,319)	(5,179)
Total Revenue	$79,494	$87,907	$292,322	$215,175

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

16.	Commodity and Foreign Currency Contracts

At the end of Q3 2008, the Company had sold forward 6,442 tonnes of zinc at a weighted average price of $2,466 per tonne and committed an additional 1,050 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity.  In addition, the Company had sold forward 215 tonnes of lead at a weighted average price of $2,200 per tonne and committed an additional 3,000 tonnes to option contracts, which have the effect of ensuring lead prices of between $1,920 and $2,144 for that quantity.  The forward sales and option commitments for zinc and lead represent approximately 16% and 17% of the Company’s forecast payable zinc and lead production, respectively, over the following 15 months.  At September 30, 2008, the 3-month prices for zinc and lead were $1,680 and $1,830 per tonne and the mark-to-market value on open positions for both zinc and lead was an unrealized gain of $6.2 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevos soles (“PEN”) and Mexican pesos (“MXN”), the Company has entered into foreign currency contracts with an aggregated nominal value of PEN $76.0 million settling between October 2008 and December of 2009 at an average PEN/US$ exchange rate of 2.83 and contracts with an aggregated nominal value of MXN $19.5 million settling between October 2008 and December of 2009 at an average MXN/US$ exchange rate of 10.61.  At September 30, 2008, the unrealized mark-to-market value of the Company’s position was a loss of $4.8 million.

17.	Subsequent events

On October 2, 2008 the Company has entered into additional foreign currency contracts with an aggregated nominal value of MXN $22 million at MXN/US$ exchange rates between 10.6 and 12.00, settling between January and December 2009.

On October 10, 2008 Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions. The Facility, which is principally secured by a pledge and lien of Pan American’s equity interests in its material subsidiaries, has a term of four years. The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  The Company has made no drawings under this Facility.

16